Exhibit 11.1


                  INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LIMITED

                                 CODE OF ETHICS

This Code of Ethics has been adopted by the Board of Directors of Industrial Development Bank of Israel Limited (hereinafter-"THE BANK") and applies to Officers of the Bank (as the term "Officer" is defined in the Companies Law-1999, including directors) and to employees of the Bank (hereinafter - "YOU").

References in this Code of Ethics to the Bank means the Bank or any of its subsidiaries.

1.   PURPOSES OF CODE OF ETHICS:

     The purposes of this Code of Ethics are to:

1.1 Outline the broad principles of legal and ethical business conduct that the Bank expects all of you to follow;

1.2  Deter wrongdoing at the Bank;

1.3  Promote the following objectives:

1.3.1 Honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

1.3.2 Full, fair, accurate, timely and understandable disclosure in reports and documents that the Bank files with, or submits to, the Tel Aviv Stock Exchange ("TASE") or the United States Securities and Exchange Commission ("SEC") and in other public communications made by the Bank;

1.3.3 Compliance with applicable governmental laws, rules and regulations;

1.3.4 Prompt internal reporting of violations of this Code of Ethics to the Internal Auditor;

1.3.5 Accountability for adherence to the Code of Ethics.

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2.   CONFLICT OF INTEREST:

     You should avoid all conflicts of interest or the appearance of such conflicts between the Bank's interests and your personal interests.

2.2  "CONFLICT OF INTEREST":

2.2.1 Exists when you have a direct or indirect personal interest in a situation that affects or appears to affect your judgment and divides your loyalties between two or more competing interests

2.2.2 Arises when you take action or have a personal interest that may make it more difficult to perform your work for the Bank objectively and effectively

2.2.3 Arises when you or a family member receives improper personal benefits as a result of his or her position with the Bank, whether from a third party or from the Bank

2.2.4 "Relative" in this Code of Ethics means spouse, your brother or sister, your parents, your parents' parents, your children or the children of your spouse, and the spouse of all of those above-mentioned.

2.3 As conflicts of interest are not always clear-cut, you should consult with your supervisor or the Internal Auditor if you have any questions.

2.4 You must obtain written approval from the Bank's Audit Committee before engaging in any of the following activities:

2.4.1 Serving as an officer (including as director), employee or consultant of a supplier (services or supplies)or other business associated with the Bank;

2.4.2

2.4.2.1 Conducting business with a supplier or other party mentioned in par.2.4.1 above or holding (directly or indirectly) a beneficial interest in a supplier or other party as above.

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2.4.2.2. Notwithstanding the above, you may hold such interest if you hold them by virtue of and via a trust or mutual fund, or if you hold shares in a company traded on the Tel Aviv Stock Exchange or some other stock exchange abroad and your holdings of any type of shares of said company do not exceed (together with your family members) 1%.

2.4.3.2 Conducting the Bank's business with family members.

2.4.2.4 Acting as a broker, finder or other intermediary for your own benefit or for a third party's benefit in a transaction that involves the Bank.

2.5

2.5.1 You are prohibited from taking for your own personal benefit or the benefit of any third party, any business opportunity that arises through the use of corporate property, information or position.

2.5.2 Bank property and resources, such as information systems, should be used solely for the Bank's purposes.

2.6

2.6.1 You may not compete with the Bank. In this context you must not serve as an officer (including director) or work as an employee or advisor of a competitor (current or prospective) of the Bank, and you must not hold (directly or indirectly) a beneficial interest of any kind in any such entity.

2.6.2 Notwithstanding the above, you may hold such interest if you hold them by virtue of and via a trust or mutual fund, or if you hold shares in a company traded on the Tel Aviv Stock Exchange or some other stock exchange abroad and your holdings of any type of shares of said company do not exceed (together with your family members) 1%.

2.7 You should not accept gifts or other benefits contrary to the instructions of the Bank rules in this matter (Rule No. 2-50) and in general you must comply with the instructions of the said rule.

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2.8

2.8.1 You should not participate in the processing of any request or recommendation for extension of credit by the Bank or its renewal or setting or changing its terms (including the security securing it) or participating in any recommendation or approval of any of these matters to any individual or entity with which you or any family member has any direct or indirect involvement or financial participation.

2.8.2 You should avoid both actual and potential conflicts between your personal interests and the duties, which they are assigned to by the Bank or with the duties, which the Bank has to its customers.

2.8.3 You should promote good internal governance by full and fair disclosure to the institutions of the Bank, its officers and employees.

2.8.4 You should keep confidential any information learned through or in relation to your position with the Bank.

2.8.5 You should act fairly and in good faith toward the Bank's customers while protecting the legitimate interests of the Bank.

2.8.6 You should conduct yourself in full compliance with applicable laws and regulations.

2.8.7 You should uphold the standards, policies, and goals of the Bank and protect its interests.

3.   ACCOUNTING CONTROLS AND FINANCIAL REPORTING

3.1 The Bank has established the following guidelines and procedures related to keeping books and records that in reasonable detail reflect all of the Bank's transactions and the acquisition and disposition of its assets.

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3.2  Full, fair, accurate, timely and understandable disclosure is required in all reports the Bank files with the TASE and the SEC. The Bank seeks to provide disclosure to the investment community that is not only in conformity with the relevant disclosure rules, but also fairly presents to investors the financial condition and results of operations of the Bank. The Bank has adopted and implemented procedures for internal disclosure to ensure the flow of information from all levels of the Bank to the Genearl Manager and the Comptroller, who is the head financial officer of the Bank. To accomplish these goals, employees involved in the maintenance of accounting records or the preparation of financial reports or other disclosure to the TASE or the SEC must comply with the following:

3.2.1 All transactions must be executed only in accordance with the approval of the authorized bodies of the Bank.

3.2.1 All transactions must be accurately recorded to permit the preparation of financial statements in conformity with generally accepted accounting principles, the Bank's system of internal accounting controls, and other applicable rules, regulations and criteria, and to insure full accountability for all assets and activities of the Bank.

3.2.3 Off-balance sheet transactions, arrangements and obligations must not be executed, and unrecorded funds or assets must not be maintained unless permitted by applicable law or regulation. If permitted, such transactions, arrangements, obligations and accounts, if material, must be disclosed in appropriate reports to the TASE and to the SEC.

3.2.4 All Bank accounting records, as well as reports produced from those records, must be kept and presented in accordance with governing law.

3.2.5 All records must fairly and accurately reflect the transactions or occurrences to which they relate, and the Bank's assets, liabilities, revenues and expenses.

3.2.6 The Bank's accounting records must not contain any intentionally false or misleading entries.

3.2.7 No transaction may be intentionally misclassified as to accounts or accounting periods.

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3.2.8 All transactions must be supported by accurate documentation in reasonable detail and recorded in the proper account and in the proper accounting period.

3.2.9 The Bank's auditor (who is an independent auditor) may visit the Bank's premises and review the Bank's books and records from time to time in connection with the Bank's preparation of financial reports or other disclosure which it provides to or files with the SEC or the TASE. No information should be concealed from the independent auditor or the Audit Committee. You must cooperate fully with the independent auditor who is preparing the Bank's financial reports or other disclosure to be provided to or filed with the SEC and the TASE.

4.   COMPLIANCE WITH LAWS, RULES AND REGULATIONS

4.1 Violation of applicable laws, rules or regulations may subject the Bank, as well as any employees involved, to severe adverse consequences, including imposition of injunctions, monetary damages (which could far exceed the value of any gain realized as a result of the violation) fines and criminal penalties, including imprisonment. In addition, actual or apparent violations of applicable laws, rules and regulations can undermine the confidence of the Bank's customers, investors, creditors and bankers, as well as that of the general public.

4.2 The activities of the Bank, its officers and its employees must always be in full compliance with both the letter and spirit of all laws, rules and regulations applicable to the Bank.

4.3 No officer or employee shall assist any third party in violating any law, rule or regulation applicable to said third party in its relations or connection to the Bank.

4.4 When an officer or employee has any doubt as to the lawfulness of any proposed activity, advice must be sought from the General Counsel.

5.   EFFECTS OF FAILURE TO COMPLY

     Conduct violative of this Code of Ethics is expressly outside the officer's employee's scope of employment and authority and in a disciplinary offense. Accordingly, any officer or employee whose conduct violates this Code of Ethics may be subject to various disciplinary actions by the Bank, pursuant to its severity, including discharge and/or forfeiture of any benefits or rights (subject to all laws).

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6.   AMENDMENTS TO THE CODE OF ETHICS

     Any amendment of this Code of Ethics will be made only by the Board of Directors and notified in writing and will be promptly disclosed as required by law or regulation of the TASE or the SEC, applying to the Bank.

7.   INTERNAL COMMUNICATION AND ENFORCEMENT OF POLICY

7.1 Any questions regarding this Code of Ethics or its application should be discussed with the Internal Auditor of the Bank.

7.2 It is important that each officer and employee comply with the letter and spirit of the Code of Ethics. If you believe that one of the Bank's officers or employees is in violation of the Code of Ethics, or that you have been requested to violate the Code of Ethics, you should immediately bring this to the attention of the Internal Auditor of the Bank.

7.3 In order to encourage uninhibited communication of such matters described in Paragraph 7.2 above, such communications will be treated confidentially to the fullest extent possible and no disciplinary or other retaliatory action will be taken against an officer or employee who communicates such matters.

8.   PROVISION OF LAW

     The provisions of this Code of Ethics do not derogate from the provisions of any law applicable to any officer or employee of the Bank, in their position (including the above-said matter) but rather to supplement them.

9. BRINGING THE CODE OF ETHICS TO THE ATTENTION OF THE OFFICERS AND EMPLOYEES OF THE BANK

     The Code of Ethics shall be distributed to all the officers and employees of the Bank, and it shall be included as part of the Rules of the Bank.